PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance

04035272

United States Securities and
Exchange Commission
WASHINGTON, DC 20549
United States of America

May 26, 2004

SUPPL

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531**. Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
JUN 24 2004
WASH. D.C. SECTION

dlw 7/8

**Valérie MAGLOIRE**
*Head of Investor Relations*
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

# Financial Information

Paris, May 26, 2004

## Annual Stockholders' Meeting of May 26, 2004

The Annual Meeting of Peugeot S.A. stockholders was held on May 26, 2004 under the chairmanship of Thierry Peugeot, Chairman of the Supervisory Board.

In discussing the 2003 results, the Chairman of the Managing Board, Jean-Martin Folz, noted that the Group had turned in a resilient performance in an environment shaped by lower demand in Europe and the rise in the euro. He also restated the Group's goal of consolidating the achievements of its fundamental strategies and achieving new impetus through a broad ambitious product plan and by leveraging technologies that matter.

Stockholders voted all of the resolutions presented at the Meeting, covering:

- Approval of the 2003 financial statements
- Payment of a net dividend of €1.35 per share, as of June 2
- A new share buyback program concerning up to 24 million shares
- A new stock option plan.



***One Group, two brands***
DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com